Shareholder Meeting Results (unaudited)

The adjourned Annual Meeting of Shareholders of Tax-Free Fund for Colorado (the Fund) was held on March 10, 2005. The holders of shares representing 82% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee				For		Withheld

	Tucker Hart Adams			19,780,604		88,163
	Thomas A. Christopher		19,794,372		74,394
	Gary C. Cornia			19,785,575		83,192
	Diana P. Herrmann			19,799,482		69,285
	John C. Lucking			19,803,271		65,496
	Anne J. Mills			19,801,141		67,626
	J. William Weeks			19,794,115		74,652


2. To ratify the selection of KPMG LLP as the Trust's independent auditors.

Number of  Votes:

	For			Against		Abstain

	19,695,877		75,027	97,862

3.  	Action on proposed Sub-Advisory Agreement.

	For			Against		Abstain

	19,444,611		113,054		311,101